

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

December 22, 2005

Mr. Charles E. Ayers, Jr.
Unioil
3817 Carson Avenue
P.O. Box 200310
Evans, Colorado 80620

   Re: **Unioil**
       Form 10-KSB for Fiscal Year Ended December 31, 2004
       Filed June 10, 2005
       File No. 0-10089

Dear Mr. Ayers:

  We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

  Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Fiscal Year Ended December 31, 2004

Controls and Procedures, page 10

1.   You indicate that you have evaluated the effectiveness of the Company's
        disclosure controls and procedures as of a date within 90 days of the filing date of
        your report. Please comply with Item 307 of Regulation S-B and SEC Release
        No. 33-8238, issued on June 5, 2003 which requires that your evaluation be
        completed as of the end of the period covered by your annual report. Please also
        address this issue in your subsequent interim reports on Form 10-QSB.

2.   We note your statement that there have been no "significant changes" to your
        internal controls or in other factors that could "significantly affect" these controls.
        Please comply with Item 308(c) of Regulation S-B which requires that you
        disclose *any* change in the small business issuer's "internal control over financial
        reporting" identified in connection with the evaluation required by paragraph (d)
        of Exchange Act Rules 13a-15 or 15d-15 that occurred during the fourth fiscal
        quarter that has "materially affected, or is reasonably likely to materially affect,
        the small business issuer's internal control over financial reporting." See also
        Regulation S-B, paragraph 4(d) of Exhibit 31. Please also address this issue in
        your subsequent interim reports on Form 10-QSB.

3.   We note your disclosure on page F-7 of your financial statements, in which you
        explain your former chief financial officer diverted funds from you through the
        payment of unauthorized compensation and contributed to the filing of inaccurate
        payroll reports with the federal and state tax authorities. In light of these events,
        please disclose in reasonable detail the basis for your officers' conclusions that
        your disclosure controls and procedures were nonetheless effective as of the end
        of the period covered by the report.

Principal Accountant Fees and Services, page 16

4.   We note your disclosures indicating that your principal accountant did not bill
        you for services associated with the audits of your annual financial statements,
        reviews of your quarterly reports, tax planning and advice, or other audit-related
        products and services for fiscal years ending 2004 and 2003. Please explain to us
        in detail the arrangement that you have with your auditors whereby they have
        agreed to provide services to you for no consideration.

Financial Statements

Statement of Operations, page F-3

Mr. Charles E. Ayers, Jr.
Unioil
December 22, 2005
Page 3

5.   We note that you recorded operator fee revenue in fiscal years 2004 and 2003.
        Please tell us how your accounting complies with Rule 4-10(c)(6)(iii) and (iv) of
        Regulation S-X, which requires management and service fees to be recorded as
        reimbursements of costs, offsetting the costs that were specifically incurred to
        provide those services, with any excess of fees over costs to be credited to the full
        cost pool.

Note 1- Summary of Significant Accounting Policies

Accounts Receivable, page F-6

6.   We note your disclosure indicating that you accumulate and defer fees and costs
        associated with establishing a receivable and amortize them over the life of the
        related receivable. Please explain the nature of the costs in which you are
        deferring, as typically these are costs expensed in the period incurred.

Note 2- Extraordinary Item, page F-7

7.   We note your disclosure explaining you discovered in December, 2004 that your
        former chief financial officer caused inaccurate payroll reports to be filed with the
        IRS and Colorado Department of Revenue and increased his compensation
        without authorization. Disclose how you discovered the officer's actions and
        highlight in further detail how you determined the amount diverted and the fiscal
        years impacted. In addition, tell us why you believe the funds diverted by your
        former CFO should be classified as an extraordinary item, net of taxes, on your
        income statement.

8.   In your disclosure you state in 2005 you filed amended payroll reports with the
        IRS and Colorado Department of Revenue and paid the associated taxes and
        withholdings. Please disclose how you accounted for the additional tax
        payments. We presume you would record the tax payments in the same period
        the related compensation was recognized.

Note 4- Oil and Gas Activities, page F-8

9.   Please expand your disclosures of oil and gas activities to include all of the
        information required under Rule 4-10(c)(7)(ii) of Regulation S-X, for companies
        accounting for oil and gas activities using the full cost method.
Engineering Comments

Description of Property, page 2

Reserves and Other Information, page 3

10.   We note your statement, "Proved undeveloped reserves will be recognized only through substantial drilling in future years. No assurance is given that any such development will take place." Two of the necessary criteria for PUD reserves are the company's capability and management's commitment to execute development. We have stated this position on our website, http://www.sec.gov/divisions/corpfin.shtml. The Society of Petroleum Engineers states a more general, but similar, position in their definitions of proved undeveloped reserves. Since you have expended no development capital over the last four years, it does not appear that your claimed PUD volumes meet these criteria. Please amend your document to eliminate these PUD reserve volumes. Alternatively, submit to us the petroleum engineering reports you used as the basis for your 2004 proved reserve disclosures. These should include:

   a) one-line recaps for each property sorted by field and by present worth within each proved reserve category. Include the estimated date of first production for your proved undeveloped properties as this is a necessary item in calculating the standardized measure,
   b) total company summary income forecast schedules for each proved reserve category with proved developed segregated into producing and non-producing properties,
   c) individual income forecasts for each of the three largest wells (net equivalent reserve basis) in the proved developed and proved undeveloped categories as well as the AFE for each of the three PUD projects, and
   d) narratives and engineering exhibits for the three largest 2004 negative reserve revisions.

Production, page 5

11.   Your disclosed 2004 unit lifting cost for your Colorado properties is $51/BOE while your 2004 average sales price there is $35/BOE. This (apparent) negative income precludes your claim of proved reserves for these properties. Please support to us your claimed proved reserves there or amend your document to remove them. Reconcile your implied 2004 production costs here - $1.6 million – with that disclosed in Results of Operations, page F-16 - $582 thousand. You may contact us for guidance in this or any other matter.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.

Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tracie Towner at (202) 551-3744, or Jenifer Gallagher at (202) 551-3706, or Karl Hiller, Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. You may contact Ron Winfrey, Petroleum Engineer, at (202) 551-3704 with questions about engineering comments. Please contact me at (202) 551-3740 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director